Exhibit 99.16

CONSENT OF ALLAN ARMITAGE

To: United States Securities and Exchange Commission

Re:  Endeavour Silver Corp. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2025 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") pursuant to the United States Securities Exchange Act of 1934, and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2025 (the "AIF"), and the Company's Management Discussion and Analysis for the year ended December 31, 2025 (the "MD&A"). Additionally, the Company's Annual Report, AIF and MD&A is incorporated by reference into the Company's Registration Statement on Form F-10 (File No. 333-287602) (the "Registration Statement").

I hereby consent to the use of my name and the quotation, summary or incorporation by reference to the AIF and MD&A in the Annual Report and the Registration Statement of the portions prepared by me of the following technical reports:

  "Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico", dated March 15, 2023, with an effective date of October 6, 2022
  "Technical Report on The Huachocolpa Uno Mine Property, Huancavelica Province, Peru" dated March 27, 2025, with an effective date of December 31, 2024

Dated the 27th day of March, 2026

/s/ Allan Armitage

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Allan Armitage, Ph. D., P. Geo